Exhibit 99.6

NICE Named a Leader in the 2023 Aragon Research Globe™ for Conversational AI
in the Intelligent Contact Center

NICE is identified as a provider using conversational AI technology aimed at improving customer and employee experience

Hoboken, N.J., April 19, 2023 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in the 2023 Aragon Research Globe for Conversational AI in the Intelligent Contact Center Report.

Aragon Research analysts evaluated 14 providers that are including conversational AI technology within their intelligent contact center (ICC) offerings, or providing solutions focused exclusively for the ICC. Providers were ranked based on Strategy, Performance and Reach. NICE was identified as a Leader and highlighted for its open, cloud-native CXone platform with AI across its portfolio and its ability to deliver across the entire customer experience arena. NICE was also identified for its unique ability to address the needs of the CXi (customer experience interactions) market.

“It is evident that NICE is committed to driving brands to master CXi,” said Jim Lundy, Founder and CEO of Aragon Research. “NICE’s ability to address customers’ needs across the entire journey from the initial digital entry point to the final issue resolution is helping to deliver notable CX.”

This acknowledgment follows NICE’s recent announcement of the industry’s first conversational CX integration with OpenAI’s generative modeling, the same technology that powers ChatGPT, and CXone. This pioneering integration of CXone Expert and OpenAI’s technology, combined with NICE’s Enlighten AI models, enables customers to resolve issues with automated self-service that looks and sounds refreshingly human. With this integration, organizations can create human-like conversational consumer experiences that provide exceptional CX without engaging agents.

“One of the key tenants to mastering CXi is AI adoption. NICE continues to make market-leading investments in the latest cutting-edge conversational AI technology to distinguish our solutions from our competitors,” said Barry Cooper, President, CX Division, NICE. “We are honored to be identified for this achievement by Aragon Research and we believe this demonstrates our commitment to propelling brands to deliver seamless CX through agent-assisted and unassisted interactions, intelligent virtual assistants, and smart self-service. We are setting the standard for brands to lead in the digital era in the contact center and beyond.”

Aragon Research does not endorse vendors, or their products or services that are referenced in its research publications, and does not advise users to select those vendors that are rated the highest. Aragon Research publications consist of the opinions of Aragon Research and Advisory Services organization and should not be construed as statements of fact. Aragon Research provides its research publications and the information contained in them "AS IS," without warranty of any kind.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.